

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 17, 2007

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed October 10, 2007
        File No. 333-143660

Dear Mr. Palladino:

        We reviewed the filing and have the accounting comments below.

Unaudited Pro Forma Consolidated Financial Information, page 48

1.   You disclosed that you computed interest expense of $3.846 million for the year ended
        2006 and $1.923 million for the six months ended June 30, 2007 on your $60 million in
        long-term debt based on your actual LIBOR rate of 5.41%. However, the amounts
        derived do not appear to compute mathematically. Please review and revise your
        computations and related disclosures as appropriate and show us supplementally how you
        arrived at the pro forma adjustments you recorded.

2.   The interest rate on your $60 million three-year term loan agreement bears interest at a
        variable rate. Please disclose the effect on income of a 1/8 percent variance in your
        assumed interest rate for the year ended December 31, 2006 and the six months ended
        June 30, 2007. Please refer to page 3-11 of the Division of Corporation Finance Training
        Material.

3. Please properly label and reference the provision for corporate income taxes amount in your Offering column.

4. You disclose that the minority and non-controlling interests amount in your Offering column represents the non-controlling interest allocation of 90.5% of the income of Pzena Investment Management, Inc. Since it is unclear how you derived this amount, please disclose in a footnote in a table format how you computed the minority and non-controlling interest amount.

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Pzena and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Pzena requests acceleration of the registration statement's effectiveness, Pzena should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Pzena from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Pzena may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Pzena provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Ralph Arditi, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036

        Vincent Pagano Jr., Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017